SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              WYNSTONE FUND, L.L.C.
                                (Name of Issuer)

                              WYNSTONE FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Wynstone Fund, L.L.C.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                            Telephone: (212) 667-4122
                               Fax: (212) 667-4949
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  May 15, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:       $5,000,000 (a) Amount of Filing Fee:  $460 (b)
--------------------------------------------------------------------------------

(a)     Calculated as the aggregate maximum purchase price for Interests.

(b)     Calculated at $92 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  ________________________
        Form or Registration No.:  ________________________
        Filing Party:  __________________________________
        Date Filed:  ___________________________________

[ ]     Check  the  box  if  the  filing   relates   solely  to   preliminary
        communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

               As stated in the offering documents for Wynstone Fund, L.L.C. (the "Fund") the Fund is offering to purchase limited liability company interests or portions thereof ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate Interest in the Fund a Member desires to tender). The offer will remain open until 12:00 midnight, New York time, on June 17, 2002, the expected expiration date of the offer.

               The estimated net asset value of Interests will be calculated on June 30, 2002 (the "Valuation Date"). The Fund will review this net asset value calculation during the Fund's audit for its fiscal year ending December 31, 2002, which the Fund expects will be completed by the

end of February 2003, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

               Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value, or the portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest in the Fund, subject to any extension of the offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated July 1, 1999 (the "LLC Agreement")) no later than July 10, 2002, 95% of the estimated value of the Member's Interest based on the Fund's calculation of the estimated net asset value as of June 30, 2002, less any incentive allocation payable to the investment adviser on June 30, 2002, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note that will be held in the Member's brokerage account with CIBC World Markets Corp. ("CIBC WM").

               A Member who tenders for repurchase only part of its Interest, will be required to maintain a capital account balance equal to the greater of:
(i) $50,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than July 10, 2002, subject to any extension of the offer. The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of portfolio securities held by the Fund, or by borrowing, if the offer is extended (which the Fund does not intend to do).

               The offer remains open to Members until 12:00 midnight, New York time, on June 17, 2002, the expected expiration date of the offer. Until this time, Members have the right to change their minds and withdraw any tenders of their Interests. Members will also have the right to withdraw Interests tendered for purchase at any time after July 11, 2002, if their Interests have not yet been accepted for purchase by the Fund.

               A Member who would like the Fund to purchase all or part of its Interest should mail or fax a Letter of Transmittal (attached to this document as Exhibit C) to PFPC Inc., attention Karl Garrett, so that it is received before 12:00 midnight, New York time, on June 17, 2002. A Member who chooses to fax the Letter of Transmittal should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, June 17, 2002). The mailing address for PFPC Inc. is P.O. Box 249, Claymont, DE 19703, and the fax numbers are (302) 791-3105 and (302) 793-8132.

               Of course, the value of the Interests will change due to market fluctuation between April 30, 2002 (the last time estimated net asset value was calculated) and June 30, 2002, when the value of the Fund will be determined for purposes of calculating the purchase price for Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the offer and daily for the last five business days of the offer, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

               Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this offer, at any time before 12:00 midnight, New York time, on June 17, 2002. Also realize that although the tender offer expires on June 17, 2002, a Member who tenders its Interest remains a Member in the Fund with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2002, when estimated net asset value of the Member's Interest is calculated.

ITEM 2. ISSUER INFORMATION.

               (a) The name of the issuer is Wynstone Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940 (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122.

               (b) The title of the securities that are the subject of the offer to purchase (the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by members to the Fund ("Members") pursuant to the Offer.) As of the close of business on April 30, 2002, there was approximately $24,695,656 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $5 million of Interests that are tendered by, and not withdrawn, as described in Item 1, subject to any extension of the Offer.

               (c) Interests are not traded in any market, and their transfer is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of July 1, 1999 (the "LLC Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

               (a) The name of the filing person is Wynstone Fund, L.L.C. (the "Fund"). The Fund's principal executive office is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is (212) 667-4122. The Investment Adviser to the Fund is CIBC Oppenheimer Advisers, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 622 Third Avenue, 8th Floor, New York, New York 10017 and the telephone number is
(212) 667-4122. The Fund's Managers are Jesse H. Ausubel, Charles F. Barber, Paul Belica and Howard M. Singer. Their address is c/o CIBC Oppenheimer Advisers, L.L.C., 622 Third Avenue, 8th Floor, New York, New York 10017.

ITEM 4. TERMS OF THIS TENDER OFFER.

               (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $5 million of Interests that are tendered by, and not withdrawn as described in Item 1. The initial expiration date of the Offer is 12:00 midnight, New York time, on June 17, 2002 (this time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                       (ii) The purchase price of Interests tendered to the Fund for purchase will be their estimated net asset value as of the close of business on June 30, 2002 (the "Valuation Date") if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

                       For Members who tender their entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date, payable within ten days after the Valuation Date, (the "95% Cash Payment"); and (b) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2002, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten days after the Valuation Date and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Fund for calendar year 2002. It is anticipated that the audit of the Fund's financial statements for calendar year 2002 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

                       Members who tender only a portion of their Interest (subject to maintenance of the required minimum capital account balance discussed in Item 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten days after the Valuation Date.

                       A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal;
(d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Fund's acceptance of tenders, are attached as Exhibits A, B, C, D and E, respectively, and are incorporated by reference in their entirety.

                       (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Monday, June17, 2002.

                       (iv) Not applicable.

                       (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of the extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2002, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                       (vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, New York time, Monday, June 17, 2002 and, if Interests have not then been accepted for purchase by the Fund, at any time after Thursday, July 11, 2002.

                       (vii) Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Karl Garrett, at the address or fax numbers listed on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member who faxes a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                       Any Member who tenders an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or fax numbers listed on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                       (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase the Member's Interest.

                       (ix) If more than $5 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either:

(a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                       (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on June 1, 2002 and thereafter from time to time.

                       (xi) Not applicable.

                       (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                       In general, a Member from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. A Member generally will not recognize income or gain as a result of this purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds the Member's then adjusted tax basis in the Member's Interest. A Member's basis in its Interest will be adjusted for income, gain or loss allocated (for tax purposes) to the Member for periods prior to the purchase of the Interest. Cash distributed to a Member in excess of the adjusted tax basis of the Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in the Member's Interest.

               (a)    (2)    Not applicable.

               (b)    Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

               The Fund's Confidential Memorandum dated March 1999, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, in June and December. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1999, June 30, 2000, December 31, 2000, June 30, 2001 and December 31, 2001. Those were the only tender offers made by the Fund.

               The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser; and
(ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

               (a) The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

               (b) Interests that are tendered to the Fund for purchase in connection with the Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933. The Fund currently expects that it will accept subscriptions for Interests as of June 1, 2002 and on the first day of each month thereafter, but is under no obligation to do so.

               (c) Neither the Fund, the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections
(6), (7) and (8) of Regulation M-A Section 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $5 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

               (b) Neither the Fund, the Adviser nor the Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law, from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"). If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

               (a) Based on April 30, 2002 estimated values, Canadian Imperial Holdings, Inc., an affiliate of the Adviser, owns approximately $1,234,384, 5% of the Interests and KBW Asset Management Inc., also an affiliate of the Adviser, owns approximately $3,158,229, 12.79% of the Interests. Neither Canadian Imperial Holdings, Inc. nor KBW Asset Management intends to tender any of their Interests at this time. In addition, the Adviser is entitled under the terms of the LLC Agreement to receive an incentive allocation (subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

               (b) Other than the acceptance of subscriptions for Interests as of April 1, 2002 and May 1, 2002, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

               No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10. FINANCIAL STATEMENTS.

               (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

        Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 9, 2001; and

        Audited financial statements for the year ended December 31, 2001, previously filed on EDGAR on Form N-30D on March 11, 2002.

                   (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934 as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                   (3) Not applicable.

                   (4) The Fund does not have shares, and consequently does not have book value per share information.

               (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

               (a)    (1)    None.

                      (2)    None.

                      (3)    Not applicable.

                      (4)    Not applicable.

                      (5)    None.

               (b)    None.

ITEM 12. EXHIBITS.

               A. Cover Letter to Offer to Purchase and Letter of Transmittal.

               B. Offer to Purchase (financial statements to be enclosed).

               C. Form of Letter of Transmittal.

               D. Form of Notice of Withdrawal of Tender.

               E. Forms of Letters from the Fund to Members in connection with acceptance of tenders.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         WYNSTONE FUND, L.L.C.

                                           By:  Board of Managers

                                                By:  /s/ HOWARD M. SINGER
                                                         ---------------------
                                                         Name:  Howard M. Singer
                                                         Title: Manager

May 15, 2002

                                  EXHIBIT INDEX

EXHIBIT

A  Cover Letter to Offer to Purchase and Letter of Transmittal.

B Offer to Purchase (financial statements to be enclosed).

C Form of Letter of Transmittal.

D Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in Connection With Acceptance of Tenders.